Mail Stop 4561

September 16, 2009

Mr. Ronald Raup
Chief Executive Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN 55344-3848

> **Re: MakeMusic, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 11, 2009**
> **File No. 000-26192**

Dear Mr. Raup:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief